UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hangover Joe’s Holding Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

41044B 107
(CUSIP Number)

Theresa M. Mehringer, Esq.,
Burns Figa & Will, P.C.
6400 South Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111
(303) 796-2626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41044B 107

1	Names of Reporting Persons. Alcoy International
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Alcoy International is an unincorporated entity formed in the U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 30,647,636
	8	Shared Voting Power: N/A
	9	Sole Dispositive Power: 30,647,636
	10	Shared Dispositive Power: N/A

11	Aggregate Amount Beneficially Owned by Reporting Person: 30,647,636
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 25.47%
14	Type of Reporting Person (See Instructions): OO, unincorporated entity organized in the U.S.

Item 1.	Security and Issuer

Common Stock, $.001 par value per share
Hangover Joe’s Holding Corporation
2 North Cascade Avenue, Suite 1400
Colorado Springs, Colorado 80903

Item 2.	Identity and Background

(1)       (a)   The Reporting Person is Alcoy International.

(b)   The place of business of Alcoy International is 9 Music Square South, Ste. 206, Nashville, TN 37203.

(c)   The principal business of Alcoy International is that of a private investment organization.  Mr. Jaynes is the General Manager for Alcoy International.

(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person has or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)   Alcoy International is an unincorporated entity formed in the United States.

(2)   Information on Individual Officers and Control Persons pursuant to Instruction C:
(a)    Michael Jaynes, General Manager

(b)    Mr. Jaynes’ address is: The mailing address of 9 Music Square South, Ste. 206, Nashville, TN 37203.

(c)    Mr. Jaynes is General Manager of Alcoy International

(d)    During the last five years, Mr. Jaynes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, Mr. Jaynes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Jaynes was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)     Mr. Jaynes is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Person acquired 30,647,636 shares of Common Stock (the “Shares”) pursuant to that certain Agreement and Plan of Merger and Reorganization between the Issuer, AMHC Merger Corp. and Hangover Joe’s, Inc.  No consideration was tendered by the Reporting Person to acquire the Shares other than shares of Hangover Joe’s, Inc. common stock held by the Reporting Person.

Item 4.    Purpose of Transaction

The Reporting Person plans to hold the Shares for investment purposes and has no plans at this time to acquire additional shares of the Issuer or to dispose of the Shares.

At the present time, the Reporting Person has no plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

Item 5.   Interest in the Securities of the Issuer

(a)
The Reporting Person directly owns 30,647,636 shares, resulting in beneficial ownership by the Reporting Person of an aggregate of 30,647,636 shares, representing approximately 25.47% of the Issuer’s outstanding common stock as of July 25, 2012.

(b)	The Reporting Person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 30,647,636 shares of common stock.

(c)	None.

(d)	No other person has rights with respect to the securities beneficially owned by the Reporting Person.

(e)	Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

    None.

Item 7.   Material to be Filed as Exhibits

    None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2012
Alcoy International

By:	/s/ Michael Jaynes
Michael Jaynes, General Manager